Mail Stop 3010

March 26, 2010

VIA USMAIL and FAX (312) 881 - 6653

Ms. Alicia Borst Derrah
Chief Financial Officer
Man-AHL 130, LLC
123 North Wacker Drive, 28th Floor
Chicago, Illinois 60606

> **Re: Man-AHL 130, LLC**
> **Form 10-K for the year ended 3/31/2009**
> **Filed on 6/29/2009**
> **File No. 000-53217**

Dear Ms. Alicia Borst Derrah:

We have reviewed your response letter dated March 19, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009

Financial Statements and Notes

Note 2 – Significant Accounting Policies, page 9

Investment in Man-Glenwood Lexington, LLC, and Man-Glenwood Lexington TEI, LLC

1.   We have considered your response to comment two and believe that the provisions of Rule 8-03(b)(3) Regulation S-X are applicable. In future filings, please provide the disclosures outlined in Rule 8-03(b)(3) of Regulation S-X for each significant investment.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2009

Financial Statements and Notes

Schedule of Investments

2.   We have considered your response to comment three.   In future filings, please present a Condensed Schedule of Investments as of the period end covered by the filing in accordance to paragraph 946-210-50-6 of the FASB Accounting Standards Codification

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief